Mail Stop 6010


	November 17, 2005


Jack A. Pacheco
Vice President and Chief Financial Officer
SMART Modular Technologies (WWH), Inc.
4211 Starboard Drive
Fremont, CA 94538

Re:	SMART Modular Technologies (WWH), Inc.
	Registration Statement on Form S-1
	Filed October 19, 2005
	Registration No. 333-129134

Dear Mr. Pacheco:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

2. Please provide us with copies of any graphics you intend to use in your prospectus on confirm that you do not intend to use any graphics.

Our Principal Investors, page 2

3. Indicate the beneficial ownership of your principal investors upon completion of your offering. Describe any material terms of the shareholder`s agreement with your principal investors that will remain in effect after your offering.

4. Indicate the advisory agreements that will remain in effect with your principal investors after the offering and the annual advisory fees payable under those agreements mentioned on page 70.

Company Information, page 2

5. Briefly discuss the reasons why you incorporated in the Cayman
Islands. Indicate that as a result of being incorporated in the Cayman Islands you will be ineligible for inclusion in U.S. equity indexes.

The Offering - Use of proceeds, page 3

6. Please clarify that the $9.0 million to be paid as advisory agreement termination fees will be paid to affiliates of each of Texas Pacific Group, Francisco Partners and Shah Capital Partners.

Risk Factors, page 6

7. Please revise the second sentence of your second italicized introductory paragraph to this section to clarify that you have included all of the material risk factors in this section and revise your disclosure, if necessary, to include a discussion of all the material risks that you face.
8. Please clarify the reference on page 16 to the WARN Act.

Use of Proceeds, page 24

9. Since a portion of the proceeds from your offering will be used to discharge indebtedness represented by your senior secured floating rate notes and such indebtedness was incurred within one year, please describe your use of the proceeds of the notes offering. We note in this regard that a portion of the proceeds of the notes offering was used to redeem all of your outstanding shares of Series A Redeemable
Preferred Shares that were then held by Modular, L.L.C. which is principally owned by Texas Pacific Group, Francisco Partners and Shah
Capital Partners.  Refer to Instruction 4 of Item 504 of
Regulation
S-K.

Capitalization Table, page 25

10. You state in the use of proceeds section on page 24 that proceeds from the offering will be used for repayment of outstanding debt. Your capitalization table should give effect to the application of the offering proceeds for the repayment of outstanding debt. In this regard, revise to state that the as adjusted column gives effect to the repayment of outstanding debt with the offering proceeds.

Dilution, page 26

11. Please expand your disclosure after the first table to also include the dilution to be experienced by your new investors if the underwriters exercise their over-allotment option in full, such as the increase in pro forma net tangible book value per share attributable to your offering and the dilution in pro forma net tangible book value per share to new investors.

Selected Financial Data, page 27

12. Please revise to briefly highlight and describe to the reader in a narrative discussion preceding the table or in notes to the table those material items, such as impairment charges and restructuring charges that affect the comparability of the information reflected in selected financial data. Refer to Item 301 of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 29

Overview, page 29

13. To the extent known, please discuss the end markets that you serve. For example, it should be clear to your investors which products of your major customers utilize your subsystems and how the end-user demand for those products will affect your financial condition and operations.

Impact of Change to a Services Agreement on Net Revenue Reporting, page 31

14. You state in April 2004 that you made significant changes to the terms of your existing services contract with your largest customer that resulted in you reporting the revenue generated with this customer on a net basis. Revise this section to discuss in detail the significant changes in the terms of the service contract that were made in April 2004 that lead you to account for it on a net basis on a go forward basis. Also, tell us how the significant terms of your contract with your largest customer prior to April 2004 was different from other customers that allowed you to record the revenue on a gross basis. Consider should be given to expanding the discussion of reporting revenue on a net basis within your critical accounting policies section.

Basis of Presentation, page 31

15. We note that you have presented combined results of operations for the year ended August 31, 2004 that consists of the successor`s results of operations from April 17, 2004 to August 31, 2004 and the
predecessor`s results of operations for the period September 1,
2003
to April 16, 2004. We also note you compare such combined results of operations for the year ended August 31, 2004 to the predecessor`s historical results of operations for the year ended August 31, 2003.
Revise to remove your MD&A discussion that compares the operating results of the successor with that of the predecessor operations and include a separate discussion of your historical operating results for the predecessor for the year ended August 31, 2003, for the period September 31, 2003 to April 16, 2004 and for the successor for the period April 17, 2004 to August 31, 2004 and for the year ended
August 31, 2005.

16. We note that SMART Modular was a wholly-owned subsidiary of Solectron Corporation prior to your acquisition of the business. Please confirm to us that the separate financial statements of SMART
Modular Technologies (WWH), Inc. reflects all of the expenses that the Parent incurred on your behalf. Examples of such expenses include officer and employee salaries, rent or depreciation, advertising, accounting and legal and other selling, general and administrative expenses. If these expenses are common costs, tell us and revise here and in footnote 1(b) of your filing to identify such costs and provide an explanation of the allocation method and management`s assertion that the method used is reasonable. Refer to
SAB Topic 1-B.

Critical Accounting Policies, page 32

17. Revise to include a clear distinction between the critical accounting policies of the predecessor and successor entities, where necessary.

Results of Operations, page 36

18. Where changes in financial statement amounts are attributable to several factors, each factor should be separately quantified and discussed to the extent practicable. As an example, we note your disclosure regarding the primary reason for your decline in net sales for your 2005 fiscal year as compared to your 2004 fiscal year and that the remaining decline of approximately $87 million was predominantly due to the discontinuation of your communication products and the overall decline in sales volume of your products used in desktop PC applications. Please revise your results of operations and your discussion of liquidity and capital resources accordingly.

19. Your MD&A discussion should include a comparison of the income statement line item cost of sales as a dollar change and as a change in terms of percent of sales.

Liquidity and Capital Resources, page 40
20. Please discuss the material terms of the credit facility, such as financial ratios and other financial condition tests.

Recent Accounting Pronouncements, page 43

21. Please revise to disclose the impact of implementation of SFAS 151 on your financial condition and results of operations.

22. It would appear that SFAS 123R would be effective for you beginning with your annual period beginning on September 1, 2006.
Please revise or advise us.

Business, page 44

Memory Module Market, page 45

23. Please provide us with versions of the IDC and iSuppli data or analysis that you cite, clearly marked to support the references made in your prospectus. In addition, please tell us whether IDC and iSuppli consented to your use of their data and whether any reports were prepared specifically for your use.

24. Please indicate the compound annual growth rate for the overall
DRAM market and for the flash memory products in terms of revenue.

Memory Modules, page 46

25. We note that you have provided the compound annual growth rate in the number of units for the worldwide DRAM memory module market and for growth in OEM demand for DRAM memory modules. Since you have disclosed that you may face declining average sales prices on your DRAM modules, please either provide the compound annual growth rate in the revenues for these markets or disclose the revenue trends from increased unit shipments in light of declining average sales prices.

Embedded Computing and TFT-LCD Markets, page 46

26. We note your disclosure with respect to your beliefs as to the growth of the embedded computing market. Please disclose the basis for your beliefs. If you are relying on industry data or reports, please so indicate and provide us with such data or reports in accordance with our comment above.

Our Competitive Strengths, page 47
27. Please balance the disclosure by adding a section that discusses your competitive weaknesses.

Our Products and Services, page 49
28. Please clarify the references to technical terms, such as a "blade server" and "244 pins."

Product-Related Logistics and Services, page 53

29. Please indicate the portion of your net sales that are derived from your sales of logistics and service offerings and whether you experience materially different margins on your sales of logistics and service offerings as compared to your subsystem sales. If your procurement services result in the sale of a material amount of third-party subsystems, please disclose.

Customers, page 54
30. Please discuss, if applicable, the material terms of your agreements with Hewlett-Packard and Cisco Systems. Please either file those agreements as exhibits to your registration statement or provide us with your analysis as to why those agreements should not be filed.

Intellectual Property, page 56

31. Please provide the duration and effect of all material patents.

Backlog, page 57

32. Please provide the disclosures required by Item 101(c)(viii) of
Regulation S-K.

Employment Arrangements, page 64

33. Please discuss the material terms of the employment arrangements including performance and integration bonuses. The information presented in your summary compensation table should be reconcilable to your revised disclosure.

Indemnification and Insurance, page 64

34. We note your disclosure that you are a Cayman Islands
"exempted
company."  Please clarify the reference to an "exempted company."

Principal and Selling Shareholder, page 66

35. Please include a column in your table indicating the number of shares to be offered by each selling shareholder.
36. Please identify the natural person(s) with voting or investment control over the shares held by Shah Capital Partners, L.P.

37. Tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker dealer. If a selling shareholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale. If a selling shareholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale unless the selling shareholder is able to make the following representations in the prospectus:

* The selling shareholder purchased the shares being registered for resale in the ordinary course of business; and

* At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      Please revise your disclosure accordingly.

Shareholder`s Agreement, page 68
38. Please disclose the directors that have been nominated by Modular
L.L.C.

39. We note from Section 2.04 of the Shareholder`s Agreement Modular`s rights with respect to your quorum requirements and with respect to their ability to appoint a majority of directors on any committee created by your board. Please disclose these and all other material aspects of the Shareholder`s Agreement.

40. Include here and in the other appropriate locations in your prospectus that, without the approval of Modular, you may not make any share repurchases or any other acquisition of any securities of your company or any modifications to the scope of your business or any of your material customer relationships.

41. Revise to more fully describe the restrictions on transfer of Modular`s shares contemplated by Article 3 of the Shareholder`s
Agreement.

Advisory Agreements with Texas Pacific Group, Francisco Partners and
Shah Capital Partners, page 69

42. Please clarify which obligations under the advisory agreements will be terminated.

Description of Share Capital, page 74

Changes in Share Capital, page 75

43. Please clarify whether the actions described in this section would require approval by your shareholders.

Differences in Corporate Law, page 75

44. Please provide a more complete comparison of all material differences between shareholder rights and protections that are available under Cayman Islands law and typical U.S.; i.e. Delaware, law. We suggest that this disclosure be presented in tabular form.

Shares Eligible for Future Sale, page 78

45. Please disclose the restrictions on the transfer of Modular`s shares.

46. Please include a table quantifying the portion of the restricted securities that will be subject to the volume and other restrictions of Rule 144 after the completion of your offering and the date(s) that those securities will be eligible for resale, the number of restricted securities that will be eligible for resale under Rule 144(k) after the completion of the offering and the date(s) that those securities will be eligible for resale, and the number of restricted securities, if any, that will be eligible for resale under
Rule 701 after the completion of the offering and the date(s) that those securities will be eligible for resale, in all cases taking into account the impact of the holding periods required under the lockup agreements.

47. Please disclose the number of your outstanding ordinary shares that are subject to registration rights or that the company has otherwise agreed to register for resale under the Securities Act. Also indicate these numbers under your risk factor titled "Future sales of shares could depress our share price."

Certain Cayman Islands Tax Considerations, page 82

48. Please revise your heading and the substance of your discussion to indicate that you have disclosed all "material" Cayman Islands tax considerations.

Underwriting, page 83

49. Please describe to us the procedures for the electronic offer, sale and distribution of the shares and identify the underwriters who may engage in such a distribution. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
* the communications used;

* the availability of the preliminary prospectus;

* the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

* the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.

50. We note your disclosure in the second to last paragraph.
Please
disclose whether U.S. investors will be required to pay the referred stamp taxes or other charges, and if so, the amount of such stamp taxes and charges.

Financial Statements

Consolidated and Combined Statements of Business/Shareholder`s
Equity
and Other Comprehensive Income (Loss), page F-5

51. Revise to include a note which discusses the facts and circumstances surrounding the net return of capital to Solectron
Corporation.

Consolidated and Combined Statements of Cash Flows, page F-6

52. Please revise your activity within the financing section to reflect the proceeds from issuance of debt and repayments of debt on a gross basis on your consolidated and combined statements of cash flows. Refer to the guidance in paragraph 13 of SFAS 95.

Note 1 - Summary of Significant Accounting Policies, page F-7

53. It should be clear to investors if the successor entity has adopted the significant accounting policies of the predecessor.
To
the extent the successor entity`s accounting policies has changed, those changes should be discussed in detail and highlighted as adopted by the successor. Please revise your filing accordingly.

(b) Basis of Presentation, page F-7

54. We note your disclosure that the financial statements prior to the acquisition may not necessarily reflect the operations of SMART
Modular had it been operated as a separate, stand-alone entity.
In
this regard, disclose, where practical, management`s estimate of what the expenses would have been on a stand alone basis for each year for which an income statement is required when such basis produced materially different results.

(c) Acquisition of Businesses, page F-8

55. You disclose in footnote 1(a) that you acquired the predecessor business in a series of simultaneous transactions which has been accounted for as a purchase. In this regard, please disclose the nature of the transactions that lead to the acquisition of SMART Modular and the purchase price paid by you. Include in your disclosure how the acquisition was funded.

56. The disclosure provided regarding the acquisition of Estecom indicates that the former owners may be entitled to additional purchase price payments of up to $1.1 million. Revise to include the accounting treatment for the additional payments if the milestones and profit criteria are achieved by Estecom. Refer to paragraph 51(f) of SFAS 141.

(f) Revenue Recognition, page F-9

57. You state on page 32 that product revenues are derived from the sale of value added subsystems, primarily memory modules and cards.
You further state such revenue is recognized upon delivery or when services have been rendered. It is unclear from your disclosure on page F-9 what type of post shipment obligations or acceptance provisions you may have and how you account for such obligations. Revise this footnote to clarify for the reader the nature of your product sales and service revenue, and the existence of any type of post shipment obligations such as logistics services offerings.

58. You state that you conducted business with selected customers whereby you recognize fees in the capacity of serving as an agent. Revise this note to discuss the significant terms of these arrangements with these customers and the services you provide in return for fees. Also, disclose in detail your basis for reporting these revenues on a net basis.

(i) Inventories, page F-9

59. You state that the portion of slow moving inventory not expected to be sold within one year from the balance sheet date is classified as non-current inventory and included in other non-current assets. At August 31, 2005, non-current inventory amounted to $4.4 million as disclosed in note 3. Please respond to the following:
* The type of inventory that you have included in non-current inventory
* Describe in detail the methodology used by management to evaluate your inventory for obsolescence including such factors as:
* the time lines or horizons that you look to when assessing excess inventory;
* how you consider the impact of advancements in technology; and
* how you consider current customer demand for your systems.

      We may have further comment based on your response.

Note 2- Related Party Information, page F-16

Predecessor Business, page F-16

60. Revise to include a description of the transactions with Solectron and its affiliates for each of the periods for which income statements are presented and such other information deemed necessary to gain an understanding of the effects of the transactions on the financial statements. Tell us and disclose if there were any financing arrangements with Solectron. Refer to paragraph 2 of SFAS
57.

Note 17- Subsidiary Guarantors, page F-31

61. We note from page F-21 that the Senior Secured Floating Rate Notes or 144A Notes are jointly and severally guaranteed on a senior basis by all of the restricted subsidiaries. On page F-40 you define restricted subsidiaries as all subsidiaries except for Estecom and SMART Modular Technologies (Deutschland). In this regard, if are understanding is correct, clarify to us your basis for determining that the operations of these two subsidiaries are minor and therefore separate combined financial statements of the subsidiary guarantors and non-guarantors under Rule 3-10 of Regulation S-X would not be required.

Financial Statements of SMART Modular Technologies Sdn. Bhd.

Independent Auditor`s Report, page F-32

62. We note that the financial statements of Smart Modular Technologies Sdn. Bhd. have been audited by KPMG (Malaysia) and have been included in your Form S-1 pursuant to Rule 3-16 of Regulation S-
X. We further note that KPMG (Malaysia) is not registered with the
PCAOB. Confirm to us that KPMG (Malaysia) did not perform "material services" as defined in Rule 1001 in connection with the consolidated audit of the Company and its subsidiaries for the fiscal year ended
August 31, 2005. In addition, confirm to us that SMART Modular Technologies Sdn. Bhd. does not meet the 20% criteria as discussed in note 3 to Rule 1001 as of the beginning of its fiscal year 2005.

Part II

Item 13.  Other Expenses of Issuance and Distribution, page II-1

63. Please indicate the portion of any of the expenses that will be borne by the selling shareholders.

64. Please add a line item and include amounts if you paid any premium for directors and officers` insurance obtained in connection with your offering. Refer to the Instructions to Item 511 of Regulation S-K.

Item 15.  Recent Sales of Unregistered Securities, page II-2

65. We note that you sold shares to "sophisticated investors,"
"optionees" and "certain initial purchasers." Please either name the persons to whom your securities were sold or be more specific as to your identification of the class of persons to whom your securities were sold.

Item 16.  Exhibits and Financial Statement Schedules, page II-4

66. Please file tax opinions with respect to the matters addressed under "Material United States Federal Income Tax Considerations" and
"Certain Cayman Islands Tax Considerations."

Exhibit 2.1

67. We note that the transaction agreement has not been signed by the entities affiliated with Modular. Please file an agreement that contains the signatures of all of the parties thereto.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-3626 or me at
(202)
551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at
(202) 551-3635 or Tom Jones at (202) 551-3602 with any other questions.

	Sincerely,



	Michele Gohlke
	Branch Chief


cc (via fax):  Alan F. Denenberg, Esq.
	Michael Nordtvedt, Esq.
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Jack A. Pacheco
SMART Modular Technologies (WWH), Inc.
November 17, 2005
Page 15